Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 24, 2019

Megan F. Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Miller:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided orally regarding the SOX review of the Trust’s website and filings. Your comments are set forth below followed by the Trust’s responses.

1.	Comment: The SEC staff noted that links to the statutory prospectus and/or SAI in a few of the Trust’s summary prospectuses do not work (for example, AADR, CWS, and FNG). Please confirm that all links are updated for all series of the Trust.

Response: The Trust confirms that all links have been tested and updated as necessary.

2.	Comment: With respect to the Trust’s series that are fund of funds, please consider stating in a footnote to the financial highlights that the expense ratios do not reflect the fund’s proportionate share of expenses it is allocated from its investee funds.

Response: The Trust represents that it will add the requested footnote in future filings when applicable.

3.	Comment: The SEC staff noted that certain series of the Trust engage in a significant amount of securities lending. Please explain why securities lending is not a primary strategy and risk of investment for those series.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 24, 2019

Response: The Trust represents that, during the next annual update of its registration statement, it will add disclosure to its prospectuses regarding securities lending and its risks.

4.	Comment: With respect to AdvisorShares Focused Equity ETF, the Management’s Discussion of Fund Performance (MDFP) should be enhanced to include a broader discussion of the factors that materially affected performance during the most recently completed fiscal year (see Item 27(b)(7) of Form N-1A). Please explain how the Fund addresses the form requirement.

Response: The Trust represents that in future annual report filings the MDFP will include a broader discussion of the factors that materially affected performance during the most recently completed fiscal year.

5.	Comment: With respect to AdvisorShares Madrona Global Bond Fund, please separately state investments in securities of unaffiliated issuers, investments in and advances to affiliates, and other investments on the balance sheet (see Regulation S-X 6-041-3).

Response: The Trust represents that as of June 30, 2018 there were no longer any affiliated securities in the Fund’s portfolio. The affiliated investment company issuer had reorganized into another series trust on June 22, 2018.

6.	Comment: With respect to all series of the Trust that have sub-advisory agreements, please explain why the notes to the financial statements do not include all the related party disclosure under U.S. GAAP. Please see FASB ASC 850-10-50 for guidance regarding related parties and the required disclosure.

Response: The Trust represents that the related party disclosure will be included in future filings.

7.	Comment: With respect to AdvisorShares Pacific Asset Enhanced Floating Rate ETF, the SEC staff noted that the Fund has significant loan investments. Please confirm whether any of the loans are covenant lite loans, the extent of such loans, and if the risks of such loans are adequately disclosed in the Fund’s prospectus.

Response: The Fund’s sub-adviser represents that, consistent with the asset class universe, a majority of the loans held by the Fund are covenant lite loans. The Fund’s sub-adviser further represents that, in light of the fact that the covenant lite loans in which the Fund invests are senior secured loans in the larger, more liquid loan market, the risks of such loans are adequately disclosed in the Fund’s prospectus.

July 24, 2019

8.	Comment: The SAI states that “holders of unsponsored depositary receipts generally bear of the costs of the facility”. Does the AdvisorShares Dorsey Wright ADR ETF invest in unsponsored depositary receipts? If so, please explain the accounting treatment of the costs of such depositary receipts (i.e., gross or net) given that there does not seem to be any disclosure regarding such costs in the Fund’s financial statements. To the extent the costs are material, please confirm that they will be disclosed separately (similar to foreign withholding tax disclosure). Please see Audit Guide for Investment Companies 2.154, which discusses ADRs and dividends relating to ADRs, as well as the fees a custody bank may charge relating to ADRs.

Response: The Trust confirms that the Fund does invest in unsponsored depositary receipts; however, the Trust represents that the costs of unsponsored depositary receipts may be no different than the costs of sponsored depositary receipts and that, during the next annual update of its registration statement, the Trust will revise the disclosure regarding the costs of unsponsored depositary receipts to reflect that holders of unsponsored depositary receipts may indirectly bear costs of the facility and that such indirect costs may be no different than the costs of sponsored depositary receipts. According to the Trust’s fund accountants, the Fund does incur ADR fees related to dividend income. ADR dividends are booked to the Fund’s accounting records as gross income and a reduction in income is recorded for any applicable ADR fees. To the extent the fees are material, the Trust confirms that they will be disclosed separately.

9.	Comment: In the Form N-CEN for AdvisorShares Sage Core Reserves ETF, the Fund reported an NAV error; however, the SEC staff did not see disclosure regarding any payment to the Fund in the financial statements. Please explain whether there were any payments made to the Fund in connection with the NAV error. Please see ASC 946-20-05-2 and Audit Guide Section 7.143 for guidance relating to payments from affiliates.

Response: The Trust represents that a payment was made by the Fund’s sub-adviser to correct the NAV error. The Trust represents that payments from affiliates will be disclosed as such in future filings.

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Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Dan Ahrens, AdvisorShares Trust